NEWS RELEASE
SANGOMA ANNOUNCES SECOND QUARTER FISCAL 2024 RESULTS
Continued strength in Services revenue at $50.70 million or 81.42% of total revenue in Q2

MARKHAM, ONTARIO, February 8, 2024 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its second quarter financial results and unaudited condensed consolidated interim financial statements for the fiscal second quarter ended December 31, 2023.

US $000	Q2 FY2024	Q2 FY2023	Change	Q1 FY2024	Change
Revenue	$62,276	$62,035	—%	$63,028	(1)%
Gross profit	$43,986	$42,789	3%	$44,028	—%
Operating expenses[1]	$44,537	$44,258	1%	$45,001	(1)%
Net loss	$(3,239)	$(2,735)		$(2,444)
Net loss per share (fully diluted)	$(0.10)	$(0.08)		$(0.07)
Adjusted EBITDA[2]	$10,448	$10,566	(1)%	$9,882	6%
Net cash provided by operating activities	$9,188	$4,982	84%	$7,849	17%

Sangoma's Services revenue rose to $50.70 million, representing 81% of total revenue in the second quarter of fiscal 2024. Products revenue was down, resulting in total Revenue for the second quarter of $62.28 million, slightly higher from the same period in the prior year, and a 1% decrease from the immediately preceding quarter.

The Company continues to maintain a healthy balance sheet, finishing the quarter with net cash provided by operating activities of $9.19 million and a cash balance of $10.56 million on December 31, 2023, reflecting a strong quarterly progression of cash flow. Cash conversion of cash flow from operations to Adjusted EBITDA2 during the second quarter reached 88%, almost two times the rate compared to 47% conversion a year ago and 79% from the immediately preceding quarter. Sangoma continues to remain comfortably within its debt covenants.

"We are currently immersed in the transformative journey outlined in the 100-day plan, a strategic initiative I initiated upon assuming the role of Sangoma’s CEO. The entire Sangoma team has rallied together, aligning our efforts in unison across all facets of the business. Whether supporting our new enterprise architecture (EA) plan, including ERP, driving cost-saving measures, executing go-to-market strategies, or optimizing day-to-day operations, I am exceptionally pleased and proud of the collective dedication within the Sangoma family," stated Charles Salameh, Chief Executive Officer.

"In the realm of building organizations or skyscrapers, a solid foundation is paramount for sustained growth and stability. Our robust, transparent, and well-maintained Balance Sheet serves as a crucial pillar in this foundation. Our unwavering focus on maintaining this financial bedrock is critical as we construct our new organizational structure atop it. We recognize the importance of financial strength in fostering investor confidence and ensuring the success of Sangoma's ventures."

Operating expenses1 were $44.54 million for the quarter, slightly up from $44.26 million for the same period last year by about 1%, but have decreased by about 1% compared to the immediately preceding quarter.

Net loss for the second quarter was $3.24 million, while Adjusted EBITDA remained strong at $10.45 million, reflecting a 6% increase compared to Q1 of fiscal year 2024.

Conference call
Sangoma will host a conference call on Wednesday, February 8, 2024, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA is a non-IFRS financial measure used by the Company to monitor its performance and definitions of these terms along with reconciliation to the closest IFRS measure may be found in the accompanying MD&A on page 17 posted today at www.sedarplus.ca and www.sec.gov.

About Sangoma Technologies Corporation
Sangoma is a leading provider of managed cloud-based communications and technology solutions for businesses worldwide. With a deep commitment to simplifying and enhancing communications, Sangoma offers a comprehensive suite of cloud-native communication solutions, including software, endpoints and connectivity services. With a focus on value-based offerings, Sangoma empowers businesses of all sizes to streamline their processes, reduce operational complexity, and increase efficiency. Whether it's cloud software solutions, reliable endpoints, or seamless connectivity, Sangoma's expert team is dedicated to delivering trusted and innovative services.

Sangoma is your one-stop solution for managed cloud communications services, making vendor management more straightforward and saving you valuable time. To learn more about how Sangoma can transform your communication infrastructure, visit our website at www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to the COVID-19 (coronavirus) pandemic and any resurgence thereof, our ability to identify and remediate material weaknesses and significant deficiencies in our internal controls, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022 (and associated changes in global trade policies and economic sanctions), and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2023.

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com